File No. 70-

                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                             FORM U-1

                   APPLICATION AND DECLARATION

                            UNDER THE

            PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                         MCN CORPORATION
                       500 Griswold Street
                     Detroit, Michigan 48226
           (Name of companies filing this statement and
             address of principal executive offices)


                               None
             (Name of top registered holding company
              parent of each applicant or declarant)


                     Daniel L. Schiffer, Esq.
                 Vice President, General Counsel
                          and Secretary
                         MCN Corporation
                       500 Griswold Street
                     Detroit, Michigan 48226
             (Name and address of agent for service)


          The Commission is requested to mail copies of all orders, notices and communications to:

                      William S. Lamb, Esq.
              LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                       125 West 55th Street
                  New York, New York 10019-4513


          Pursuant to Section 9(a)(2) and 10 of the Public

Utility Holding Company Act of 1935 (the "Act"), MCN Corporation,

a Michigan corporation ("MCN") hereby requests that the

Securities and Exchange Commission (the "Commission") authorize the acquisition (the "Acquisition"), as described herein, of a 1%

general partnership interest in Southern Missouri Gas Company,

L.P., a Missouri limited partnership (the "Partnership"), which will construct, own and operate a gas pipeline and distribution system (the "System") in southern Missouri that is currently under construction and owned by Tartan Energy Company of

Missouri, L.C., a Missouri limited liability company ("TEC").

Prior to the consummation of the Acquisition, ownership of the

System will be transferred to the Partnership, as described

below.

          MCN is currently a public utility holding company

exempt from all provisions of the Act except Section 9(a)(2)

under Section 3(a)(1) pursuant to Rule 2.  MCN owns all of the issued and outstanding common stock of two public utility

companies as defined under the Act:  Michigan Consolidated Gas

Company ("MichCon") and Citizens Gas Fuel Company ("Citizens"),

both of which are organized and operate virtually exclusively in the state of Michigan.  MCN believes that following the

consummation of the Acquisition and the commercial operation of the Partnership, it will continue to be a public utility holding company entitled to an exemption under Section 3(a)(1) of the Act because the Partnership, which when it begins commercial

operation will be a public utility subsidiary of MCN organized and operating in Missouri, will not account for a material part of MCN's income<F1> and thus, MCN and each public utility
____________________

<F1> Specifically, under current plans, in its first full year of commercial operation (1997), MCN's share of Partnership revenue will account for 0.18% of MCN's consolidated revenues, which according to current projections, will be the highest such percentage reached, and it is projected that in 1998, that percentage will decrease to approximately 0.17%. Although the term "material part of its income" is not defined in the Act, in many instances, holding companies with out-of-state utility subsidiaries accounting for an equivalent amount of revenues have been permitted to claim an exemption under Section 3(a)(1). For example, in In re Yankee Atomic Electric Co., 36 S.E.C. 552 (1948), the Commission granted an exemption under Section 3(a)(1) in a case where 2% of the holding company's revenues were derived from an out-of-state utility subsidiary. Indeed, the amount of income generated by the Partnership and contributed to MCN will be well within the traditional parameters of the term materiality as discussed in Commission precedent. See e.g., Commonwealth Edison, 28 S.E.C. 172 (1948) (holding that utility subsidiary accounting for between 2.7% and 3.3% of system revenues is not providing a material part of income); Wisconsin Electric Power Company, 28 S.E.C. 909
     (1948) (holding utility subsidiary accounting for 10.31% of income and doing substantial business out-of-state is material and not predominantly intra-state).


subsidiary from which it derives a material part of its income will continue to be organized and operating predominantly in the state of Michigan.

Item 1         DESCRIPTION OF PROPOSED TRANSACTION

               A.   Description of MCN

               MCN was organized in 1988 and is the holding

company for (i) MichCon, a gas utility company as defined under the Act engaged in the distribution, transmission and storage of natural gas to approximately 1.1 million customers in Michigan;

(ii) Citizens, a gas utility as defined under the Act, providing service to Adrian, Michigan, which MCN acquired in 1990 and (iii)

MCN Investment Corporation, a subsidiary holding company for nonutility businesses.  As mentioned above, MCN is exempt from all provisions of the Act except Section 9(a)(2) under Rule

3(a)(1) because both MCN and its material public utility

subsidiaries are organized and operate predominantly in the same state (Michigan).  See, Form U-3A-2, "Statement by a Holding

Company Claiming Exemption under Rule 2 from the Provisions of the Public Utility Holding Company Act of 1935," dated February

24, 1995, filed by MCN and incorporated herein by reference.

MCN's common stock is publicly traded on the New York Stock

Exchange.  MCN's principal executive office of located at 500

Griswold Street, Detroit, Michigan  58226.

               B.   Existing Utility Operations

          As mentioned above, MichCon is engaged in the

distribution, transmission and storage of natural gas to

approximately 1.1 million customers in Michigan and Citizens provides services to the City of Adrian, Michigan.  MichCon and

Citizens provide gas sale services primarily to residential and small volume commercial customers and transportation services to large volume commercial and industrial customers.  MichCon also provides transportation services to other gas utilities, gas marketers and producers.  In the fiscal year ended December 31,

1994, MCN reported consolidated revenues of approximately

$1,545.8 million, of which amount MichCon's revenues accounted for $1,111.7 million or 71.9% and Citizens revenues were $14.4 million or 0.9%.

          Approximately 46% of MichCon's gas supply originate in

the Midcontinent and Southern basins, 40% in Michigan and 10% in

Canada.  MichCon and Citizens take gas from the Midcontinent and

Southern basins through the ANR and Panhandle pipelines pursuant to firm and interruptible contracts with these pipelines.

          MichCon is subject to regulation by the Michigan Public

Service Commission (the "Michigan PSC") with regard to rates and other corporate matters and Citizens is subject to regulation by the City of Adrian, Michigan with respect to its rates and by the

Michigan PSC with regard to other corporate matters.

               C.   Description of the Proposed Transaction

          MCN has entered into an agreement (the "Formation

Agreement") containing the terms on which MCN intends to acquire a 1% general partnership interest and a 46.5% limited partnership interest in the Partnership.  The remaining interests in the

Partnership will be owned as follows:  1% general partnership and

4% limited partnership interest owned by Tartan Management

Company of Missouri, L.C. or its successor ("Tartan") and 47.5%

limited partnership interest owned by Torch Energy Marketing,

Inc. ("Torch").  Torch, a Delaware corporation, is a wholly owned subsidiary of Torch Energy Advisors Incorporated ("TEAI"), which in turn is a wholly owned subsidiary of United Investors

Management, Inc. which is owned by Torchmark Corporation.

Torchmark Corporation has publicly announced its intended

disposition of TEAI to a newly formed investor group that

includes TEAI management and United Investors Management, Inc.

The limited liability company interests in Tartan will be held by three individuals (the "Individuals").  Tartan will also serve as operator of the System in accordance with the terms and

conditions set forth in the Construction and Management Agreement attached hereto as Exhibit B-3.

          The terms of the Partnership Agreement among MCN,

Tartan and Torch will provide that the limited partners will take no part in the management or control of the Partnership's

business and the general partners will have exclusive management and control of the business of the Partnership in accordance with the provisions of the Missouri Uniform Limited Partnership Act.

The Partnership Agreement will also provide that the general partners will have the exclusive right, without any requirement of prior consultation with the limited partners, to do all things that, in their sole and reasonable judgment, are necessary,

proper or desirable to carry out their duties and

responsibilities as general partners.  The prior approval of a majority in interest of the limited partners will be required only for certain major events materially affecting the business of the Partnership.  These events will include, but will not necessarily be limited to, (i) the sale, exchange, lease,

mortgage, or other disposition of 25% or more of the fair market value of the business or assets of the Partnership, or the merger or consolidation with another entity; (ii) incurring or prepaying indebtedness (or providing guaranties of another entity's

indebtedness) other than in the ordinary course of business or,

if in the ordinary course of business, in an amount in excess of

$1,000,000; (iii) admitting any additional limited or general partner or adjustment in a partners percentage ownership;

(iv) dissolving or liquidating the Partnership or appointing a liquidating partner other than the general partners;

(v) commencing a voluntary, or admitting a material allegation in an involuntary, proceeding in bankruptcy in the name of the

Partnership; (vi) entering into or effecting a material amendment of any gas purchase agreement, any firm gas transportation

contract, any negotiated third-party gas sales contract in excess of $10,000 or certain contracts with third parties in excess of

$100,000 per year; (vii) making any capital expenditure in excess of $500,000; (viii) materially amending any material government permit or materially amending any material filing with any

governmental body, or seeking any governmental action other than is ordinarily required in the ordinary conduct of business; (ix)

making a determination with respect to the disposition of

insurance proceeds in excess of $500,000 or the repair or

rebuilding of the facilities in the event of substantial damage or destruction; (x) settling a dispute or litigation involving the Partnership that would materially adversely affect the

Partnership or require payment by the Partnership of more than

$1,000,000; (xi) engaging in any transaction with the general partner or partners or an affiliate of either general partner except where such transaction is effectuated on terms no less favorable to the Partnership in a modified arm's-length

transaction with an unaffiliated entity; (xii) adopting and

operating under an annual budget that includes an increase of 10%

for any category of expenses over the amount included in the prior year's budget, or an aggregate increase of 5% or

(xiii) modifying the annual budget to result in an increase of

10% for any category of expenses or an aggregate of 5%.  In

addition, the Partnership Agreement will require the limited partners to vote for the removal of either Tartan or MCN as a general partner for cause and that Tartan or MCN may be removed upon the affirmative vote of 66 rds of the interests of the

limited partners.<F2>   On September 25, 1995, Torch
____________________

<F2> "Cause" will be defined in the Partnership Agreement to include, but will not be limited to, (i) the failure of a general partner to timely make a required capital contribution; (ii) the failure of a general partner to obtain the approval of a majority in interest of the limited partners before undertaking those actions which require the approval of the limited partners; (iii) the commencement of bankruptcy or insolvency proceedings by or against a general partner or certain of its affiliates; (iv) a general partner's breach of any provision of the Partnership Agreement which has a material adverse effect on the construction, operation or maintenance of the operations of the Partnership or on the limited partners' equity investment in the Partnership; (v) a general partner's gross negligence, fraud or breach of its fiduciary duties pursuant to the Partnership Agreement; or (vi) in the case of Tartan, a 45% or greater change in its stock ownership.


submitted a no-action request letter to the Division request that the Division state it will not recommend enforcement action under the Act upon Torch's acquisition of a 47.5% limited partner

interest in the Partnership.

          The Partnership will initially distribute gas to the

residents of approximately fifteen communities in Greene,

Webster, Wright, Howell, Douglas and Texas counties, Missouri,

all of which are located in south-central Missouri.  Currently,

the System is being constructed by TEC which also holds fifteen local franchises for providing service issued by the Missouri

Public Service Commission (the "MPSC").  These licenses were initially held by a predecessor of TEC, Tartan Energy Company

L.C., an Oklahoma limited liability company, which was merged with and into TEC in accordance with the order of the MPSC dated

September 29, 1995 and attached hereto as Exhibit D-2.  When fully developed, the System will have over 300 miles of trunk pipeline and distribution piping, serving over 10,000 customers.

          The MPSC has already approved TEC's application for the

first $39 million in expenditures for developing the system to serve approximately 9,000 customers in ten of the franchised communities and construction began in March 1995.  Attached as

Exhibit D-4 is a copy of this order, which was initially issued to TEC's predecessor (the "MPSC April Order").  Effective upon the consummation of the transactions described below, the terms of the MPSC April Order will be applicable to the Partnership.

Pursuant to the MPSC April Order, the maximum financing for the construction of the project will be $24 million (plus interest during construction).  The financing may be with recourse to the

System only.  The remaining $15 million of project funding will be in the form of equity contributions from the project partners.

In accordance with the MPSC Order, the project partners must make an equity contribution for the initial $8 million in project funding, which will be followed by the expenditure of the $24 million in debt financing, with construction finally being

completed with the remaining $7 million in equity funds.

Currently, Torch has $1.4 million outstanding in loans to TEC for project development costs and MCN has $6.6 million outstanding in loans to TEC for construction equity.  These loans were secured by a pledge of 98.5% of Tartan's and certain of the Individuals'

interests in TEC.  Tartan and such Individuals have subsequently transferred the 98.5% interest in TEC subject to the pledge to

Tartan Limited Partnership of Missouri (the "Interim Entity").

Tartan is the general partner of the Interim Entity and certain of the Individuals are the limited partners.  The Interim Entity has assumed TEC's debt to Torch and MCN.

          In order to transfer the assets of the System as well

as the franchises held by TEC to the Partnership to establish the initial ownership structure for the Partnership and pursuant to the terms of the Formation Agreement, the following transactions will take place:  MCN and Torch will contribute $8 million to the

Interim Entity in consideration of the subsequent distribution of the general and limited partnership interests of the Partnership.

The $8 million will be used by Interim Entity to repay the loans from Torch and MCN.  The Interim Entity will cause the

Partnership to be formed.  The Partnership will issue 98.5% of its limited and general partnership interests to the Interim

Entity and 1.5% of its limited partnership interest to certain of the Individuals.  The Individuals will contribute their interest in the Interim Entity to Tartan.  The Interim Entity will

distribute the Partnership's limited partnership interest and general partnership interests to Tartan (1% general and 4%

limited), MCN (1% general and 46.5% limited) and Torch (46%

limited) and the Individuals will sell their 1.5% limited

partnership interest in the Partnership to Torch.  The Interim

Entity subsequently will be dissolved, leaving the Partnership as the surviving entity owning the System and whose interests are owned by MCN, Torch and Tartan.  Torch and MCN will equalize their equity contributions to the Partnership in apportioning completion equity by the end of 1996.  MCN has also agreed to provide credit support to the Partnership during the construction phase.

          The merger of TEC into the Partnership is subject to

the approval of the MPSC.  Although formal approval of the

Acquisition by the Michigan PSC is not required under Michigan law, the staff of the Michigan PSC has stated that it does not object to the Acquisition by MCN as set forth in the letter from the staff of Michigan PSC attached as Exhibit D-1.

          The timetable for the construction of the System is

currently estimated as follows: construction of 128 miles of trunk pipeline in 7 cities (March to December 1995); construction of distribution piping in 7 cities (May 1995 to June 1996);

construction of remaining 46 miles of trunk pipeline plus

distribution pipeline to final 3 cities covered by the MPSC order

(March-December 1996) and construction of distribution piping in

5 additional cities if the requisite Certificate of Convenience and Necessity is granted by the MPSC (April-May 1996).  It is expected that the System will be fully developed by early 1997.

          The natural gas supply for the System will be sourced

via the Williams Natural Gas Company ("Williams") pipeline, with whom a ten year Transportation Service Agreement for firm

transportation has been negotiated.  Williams has agreed to

construct, at its sole cost and expense, a pipeline lateral, tap and measurement/regulation facilities in order to deliver gas to the System.

          MCN's current budget and projections for the next ten

years indicate that MCN's aggregate 47.5% share of the capital expenditures of the Partnership will amount to approximately $6 million in 1996, less than $400,000 in 1997 and around $120,000 per year for the following eight years.  Moreover, MCN's share of the assets of the Partnership are not projected to exceed $20 million at any time in this period.  For purposes of their

internal analysis, MCN and Torch have estimated the projected revenues and net income for the Partnership as follows:

          ($ million)              1996      1997      1998
          Revenue                  $3.9      $6.9      $6.8
          Net Operating Income      2.0       2.0       2.8

MCN currently has approximately $2 billion in assets on a

consolidated basis and in excess of $1 billion in utility assets.

          It should be noted that Tartan has filed a Form U-3A-2

with the Commission to claim an exemption from all provisions of the Act (except section 9(a)(2)) under Section 3(a)(1).

Item 2    FEES, COMMISSIONS AND EXPENSES

          The fees, commissions and expenses of MCN expected to

be paid or incurred, directly or indirectly, in connection with the transactions described above are estimated as follows:

     Commission filing fee
     relating to Application
     on Form U-1  . . . . . . . . . . . . . . . . . . . .  $2,000

     Legal Fees . . . . . . . . . . .  [To be filed by Amendment]

     Miscellaneous  . . . . . . . . .  [To be filed by Amendment]

               Total  . . . . . . . .  [To be filed by Amendment]

Item 3    APPLICABLE STATUTORY PROVISIONS

          The following sections of the Act are directly or

indirectly applicable to the proposed transaction:  Sections

9(a)(2) and 10.

          Section 9(a)(2) makes it unlawful, without approval of

the Commission under Section 10, "for any person ... to acquire,

directly or indirectly, any security of any public utility

company, if such person is an affiliate ... of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate."  Because MCN

presently is an affiliate of two public utility companies,

MichCon and Citizens, and by virtue of the proposed transaction will also become an affiliate of the Partnership, Section 9(a)(2)

requires approval by the Commission of the proposed transaction under Section 10.  MCN believes that the proposed transaction meets the requirements of Sections 9(a)(2) and 10.

               A.   Section 10(b)(1)

          Section 10(b)(1) provides that, if the requirements of

Section 10(f) are satisfied, the Commission shall approve an acquisition unless:

               (1) such acquisition will tend towards
          interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers.

Section 10(b)(1) requires a finding that control is "of a kind or to an extent detrimental to the public interest or the interest of investors or consumers."  The framers of the Act sought

through Section 10(b)(1) to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicative facilities and activities,

the sharing of production capacity and reserves and generally more efficient operations" afforded by certain combinations.

American Electric Power Co., Inc., 46 S.E.C. 1299, 1309 (1978).

The acquisition of a 1% general partner interest, even coupled with a 46.5% limited partner interest the latter of which does not convey control for purposes of the Act, in the small

distribution system of the Partnership by MCN will not create an

"excess of concentration and bigness," but, as discussed in more detail below, will afford the Partnership the opportunity to achieve the economies of scale and efficiencies, particularly in the areas of management expertise and gas supply, that the Act's framers intended to preserve for the benefit of investors and consumers.

               B.   Section 10(b)(2)

          Section 10(b)(2) provides that the Acquisition should

be approved unless the price paid:

          is not reasonable or does not bear a fair relation to the sums invested in or the coming capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired.

MCN will make a capital contribution of $8 million for its 47.5%

aggregate interest in the Partnership.  The other partners will make capital contributions of various intangible property as well as a total of $8 million for an aggregate 52.5% in interests.  As previously noted, these financing arrangements have been

essentially mandated by the MPSC.  The staff of the Michigan PSC does not object to the arrangement.  The MPSC can continue to monitor the Partnership's expenditures through its ratemaking proceedings and the Michigan PSC, as well as the City of Adrian in the case of Citizens, can monitor MCN through ratemaking and other proceedings designed to protect MichCon's and Citizen's customers.  In addition, each partner's contribution is to be used to finance the construction and start up of the system and effectively amounts to a purchase made at cost.  Overall, the fact that the amount of the equity contributions to be made have been either approved or not objected to by these state

commissions, these arrangements were negotiated among the

partners on an arm's length basis and, as discussed below, the investment constitutes a small portion of MCN's overall capital expenditures, all lead to the conclusion that the price to be paid by MCN is fair and does not warrant any of the negative findings that call for disapproval under Section 10(b)(2).

               C.   Section 10(b)(3)

          Section 10(b)(3) directs approval of the acquisition

unless the Commission finds that:

          (3) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant ... or will be detrimental to ... the proper functioning of such holding-company system.

Section 10(c)(1) provides that the Commission not approve an acquisition that "is detrimental to the carrying out of the

provisions of section 11."  Together they relate to the corporate simplification standards of Section 11(b)(2), which require that each registered holding company take the necessary steps

          to ensure that the corporate or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure ... of such holding-company system.

The intent of these requirements is to assure the financial

soundness of the holding-company system, with a proper balance of debt and equity.  No such complexities will result from the

acquisition.

          The following table shows the capitalization of MCN at

December 31, 1994:

         Capitalization of MCN - as of December 31, 1994
          (in thousands of dollars, except percentages)

                                         Amount      Percentage

  Long term debt, including capital
   lease obligations  . . . . . . .     $685,519         53%

  Redeemable Cumulative Preferred
   Securities of Subsidiaries   . .      102,618          8
  Common shareholders equity  . . .      511,495         39

                             Total:   $1,299,632        100%

MCN's investment in the Partnership will take the form of a

straightforward capital contribution which will not complicate or indeed, involve MCN's capital structure.

               D.   Section 10(c)(1) and 10(c)(2)

          Section 10(c) provides for two distinct findings with

respect to a proposed acquisition, and both are related to the standards prescribed in Section 11(b).  Section 10(c)(1) requires that the proposed acquisition not be "detrimental to the carrying out of the provisions of Section 11."  As discussed below,

Section 11 of the Act relates to the simplification of holding company systems, which was one of the major purposes behind the passage of the Act.  Section 11(b)(1) discusses two main elements to this simplification:  reform of the corporate structure of utility holding companies and confining the properties and

business of the companies within holding company systems to an

"integrated public utility system."

          Section 10(c)(2) is a more specialized provision.  It

requires that an acquisition not be approved unless the

Commission finds that:

          [S]uch acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public-utility system.

Section 2(a)(29)(B) defines an "integrated public utility system"

as applied to gas utility companies as:

          [A] system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operation to a single area or region, in one or more
          States, not so large as to impair
          (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation:
          Provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

The acquisition of an interest in the Partnership by MCN will meet the standard set forth in Section 2(a)(29)(B) and,

therefore, will satisfy the requirements of Sections 10(c)(1) and

(2) and should be approved by the Commission.  First, both the

Commission's limited precedent and current technological

realities point to the conclusion that, with the Partnership included, MCN's gas utility system will operate as a coordinated system confined in its operation to a single area or region

because they will derive natural gas from a common source of supply.  None of the Act, the Commission's orders and rulings or the Commission's staff's no-action letters provide a definition as to what constitutes a "common source of supply."

Nevertheless, the Commission has not traditionally required that the pipeline facilities of an integrated system be

interconnected,<F3> has looked to such issues as from whom

the distribution companies within the system receive much,

although not all, of their gas supply,<F4> and has considered both purchases of gas from a common pipeline<F5> as well as

from different pipeline's when the gas originates from the same gas field.<F6>  Since the time of most of these decisions,

the state of the art in the industry has developed to allow

efficient operation of systems whose gas supplies derive from many sources.

____________________

<F3> See In the Matter of Pennzoil Company, HCAR No. 15963 (1968)
     (finding an integrated system where facilities both connected with an unaffiliated transmission company but not each other). See also, American Natural Gas Company, HCAR 15620 (1966) ("it is clear the integrated or coordinated operations of a gas system under the Act may exist in the absence of such interconnection").

<F4> See e.g., In the Matter of Philadelphia Company and Standard
     Power and Light Company, HCAR No. 8242 (1948) ("most of the gas used by these companies in their operations is obtained from common sources of supply"); Consolidated Natural Gas Company, HCAR No. 25040 (1990) (finding integrated system where each company derived natural gas from two transmission companies, although one such company also received gas from other sources).

<F5> In the Matter of the North American Company, HCAR No. 10320
     (1950) (finding Panhandle Eastern pipeline to be a common source of supply).

<F6> See In the Matter of Central Power Company and Northwestern
     Public Service Company, HCAR 2471 (1941), in which the Commission declared an integrated system to exist where two entities purchase from different pipeline companies since "both pipelines rule out of the Otis field, side by side, and are interconnected at various points in their transmission system; and that they are within two miles of each other at Kearney."


          Following the Acquisition, MCN's gas utility company

subsidiaries will derive some of their gas from a common source of supply as defined in Section 2(a)(29)(B).  As previously

mentioned, MichCon receives approximately 46% of its gas supply from the Midcontinent and Southern basins through the ANR and

Panhandle pipelines.  The Partnership will take gas from the

Williams pipeline, which is interconnected with the ANR and

Panhandle pipelines.  It is currently anticipated that the

Partnership's gas purchasing needs may be met in part by the same

MCN subsidiary that provides gas to Citizens.<F7>  In the
____________________

<F7> Although MichCon and Citizens do exchange information on the subject, MichCon's and Citizens' gas purchasing operations are basically separate from each other.


past two years, MichCon and Citizens have obtained their gas supply from the same gas field in numerous instances and both companies transport substantial portions of their gas supply through the Panhandle and ANR pipelines.  Although gas purchases for the Partnership will be made on an economic basis and not with the main goal of ensuring a common source of supply, given economies of scale and the past practice by the same purchasers,

it can be expected that the Partnership, Citizens and MichCon will purchase gas from the same fields and that much of their gas will travel thorough the same pipelines even if it is not from the same field.  As noted above, both purchases from a common pipeline as well as from a common gas field have been found to satisfy to "common source of supply" requirement of Section

2(a)(29)(B) of the Act.

          In addition, MCN's ownership of an interest in the

Partnership will be beneficial to the management and operations of the Partnership's system.  MCN's management, through MichCon and Citizens, is highly trained and experienced in providing gas distribution services and will bring its technological, customer service and regulatory expertise to the Partnership, and can pass on that expertise to Tartan, the local operator of the

Partnership project.  In addition, MCN's access to gas supplies could prove useful to the Partnership, and complements the

financial strength MCN brings to the Partnership's operations.

          While final arrangements are not yet in place, it is

anticipated that MCN will provide the Partnership with assistance and expertise relating to the efficient operation of gas utility companies.  At the moment, MCN has agreed to provide engineering,

consulting (gas purchasing, planning and coordination) as well as billing services to the Partnership at cost.  At this point, no specific estimate of the magnitude of the savings for the

Partnership that will result from this arrangement is possible,

but we believe the tangible benefits to the Partnership will be substantial and additional intangible benefits will result from access to MCN's management's expertise.

Item 4    REGULATORY APPROVALS

          No federal commission, other than this Commission has

jurisdiction over the Acquisition as described herein.  As

discussed above, the MPSC has approved the financing arrangements for the System and the merger of TEC's predecessor with and into

TEC.  Application to the MPSC for approval of the merger which will result in ownership of the System and the related franchises and certificates being transferred to the Partnership will be made.  In addition, the Partnership will hold a number of

franchises issued by local authorities allowing it to provide service in those areas.  No other state regulatory commission has jurisdiction over the transactions for which approval is sought herein, although the staff of the only other state commission where any public utility companies involved in the transaction are located has indicated that it does not object to the

transaction.

Item 5    PROCEDURE

          MCN hereby requests that there be no hearing on this

Application and that the Commission issue its order as soon as practicable after the filing hereof.  The Commission is

respectfully requested to issue and publish the requisite notice under Rule 23 with respect to the filing of this Application not later than November 3, 1995, such notice to specify a date not later than November 28, 1995, by which comments may be entered and a date not later than November 30, 1995, as the date after which an order of the Commission granting and permitting the

Application to become effective may be entered by the Commission.

A form of Notice if filed herewith as Exhibit G-1.

          Without prejudice to its right to modify the same if a

hearing should be ordered on this Application, MCN hereby makes the following specifications required by paragraph (b) of Item 5 of Form U-1:

          1.   There should not be a recommended decision by a

               hearing officer or any other responsible officer

               of the Commission.

          2.   The Division of Investment Management may assist

               in the preparation of the Commission's decision

               and/or order.

          3.   There should not be a 30-day waiting period

               between issuance of the Commission's order and the

               date on which the order is to become effective.

          It is requested that the Commission send copies of all

communications to MCN as follows:

          Daniel L. Schiffer, Esq.
          Vice President, General Counsel
           and Secretary
          MCN Corporation
          500 Griswold Street
          Detroit, MI  48226

          with concurrent copies to:

          William S. Lamb, Esq.
          LeBoeuf, Lamb, Greene & MacRae, L.L.P.
          125 West 55th Street
          New York, NY  10019-4513

Item 6    EXHIBITS AND FINANCIAL STATEMENTS

          a)   Exhibits

          B-1  Form of Partnership Agreement

          B-2  Formation Agreement

          B-3  Construction and Operation Agreement

          C-1 Form U-3A-2 of MCN (Incorporated herein by reference to Form U-3A-2 filed by MCN on February
               24, 1995 (File No. 69-352)

          D-1  Letter from the staff of the State of Michigan
               Public Service Commission dated September 18, 1995

          D-2 Order of the Missouri Public Service Commission, dated September 29, 1995

          D-3 Order of the Missouri Public Service Commission, dated September 16, 1995

          D-4 Order of the Missouri Public Service Commission, dated April 15, 1995

          F-1  Opinion of Counsel (to be filed by amendment)

          F-2 "Past Tense" Opinion of Counsel (to be filed by amendment)

          G-1  Proposed Form of Public Notice

          b)   Financial Statements

          1.1  Balance Sheet   MCN (consolidated), as of June 30,
               1995 (Incorporated herein by reference to Form
               10-Q filed by MCN on August 7, 1995)

          1.2  Statement of Income and Retained Earnings   MCN
               (consolidated), for the six months ended June 30, 1995 (Incorporated herein by reference to Form
               10-Q filed by MCN on August 7, 1995)

Item 7    INFORMATION AS TO ENVIRONMENTAL EFFECTS

          None of the matters that are the subject of this

application and declaration involve a "major federal action" nor do they "significantly affect the quality of the human

environment" as those terms are used in section 102(2)(C) of the

National Environmental Policy Act.  The transaction that is the subject of this application will not result in changes in the operation of the company that will have an impact on the

environment.  MCN is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this

application.

                            SIGNATURE

          Pursuant to the requirements of the Public Utility

Holding Company Act of 1935, the undersigned company has duly caused this application and declaration to be signed on its

behalf by the undersigned thereunto duly authorized.

                              MCN CORPORATION


                              By: /s/ Daniel L. Schiffer
                                   Daniel L. Schiffer
                                   Vice President, General
                                   Counsel and Secretary


Date: October 30, 1995